Exhibit 99.1

Sun Life Executives Adopt Automatic Securities Disposition Plans

TORONTO, Aug. 30, 2019 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life" or the "Company") today announced that the executives named below have adopted automatic securities disposition plans (an "ASDP") in accordance with guidance under Ontario Securities Commission Staff Notice 55-701 and Sun Life's insider trading policies.

Canadian securities laws permit insiders to adopt ASDPs to sell, donate or otherwise transfer shares in the future (including upon exercise of stock options) in accordance with the pre-arranged terms of their ASDP, on an automatic basis, regardless of any subsequent material non-public information they receive. Once an ASDP is established, the insider is not permitted to exercise any further discretion or influence over how dispositions will occur under the ASDP.

The implementation of an ASDP program by Sun Life allows for the realization of long-term incentive compensation in an organized manner and avoids concerns about initiating transactions while in possession of material non-public information. Participating executives subject to Sun Life's minimum stock ownership guidelines may only sell shares through an ASDP in excess of the required ownership threshold applicable to them, ensuring further alignment of the financial interest of the Company's executives and its shareholders.

Details of the participating executives' ASDPs are set out in the following table. Transactions will be made pursuant to pre-determined timing and other criteria and subject to minimum price thresholds specified in the plan. The ASDPs have a maximum term of two years.

Participating Executive	Title	Intended Transaction
Dean Connor	President and Chief Executive Officer	Exercise and sell 874,218 options
Melissa Kennedy	Executive Vice-President, Chief Legal Officer and Public Affairs	Exercise 46,086 options and sell to cover

Dispositions by the participating executives under the ASDP will be reported in accordance with applicable securities laws. Each such filing will bear a notation to advise readers that the disposition is related to an ASDP. Other insiders of the Company may from time to time adopt ASDPs during open trading windows.  Sun Life will issue a news release to announce the adoption of any other ASDPs by its executives.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2019, Sun Life had total assets under management of $1,025 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Rajani Kamath	Leigh Chalmers
Associate Vice-President	Senior Vice-President
Corporate Communications	Head of Investor Relations & Capital Management
T. 416-979-6070	T. 647-256-8201
rajani.kamath@sunlife.com	investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:01e 30-AUG-19